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                              March 2, 2023

       Tse Meng Ng
       Chief Executive Officer
       RF Acquisition Corp.
       111 Somerset, #05-06
       Singapore 238164

                                                        Re: RF Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 27,
2023
                                                            File No. 001-41332

       Dear Tse Meng Ng:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 27, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity in a target
company, any price appreciation in the combined company, and the
 Tse Meng Ng
RF Acquisition Corp.
March 2, 2023
Page 2
      warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Victor Rivera Melendez at 202-551-4182 or Pam Howell at 202-551-
3357 with any questions.



                                                          Sincerely,
FirstName LastNameTse Meng Ng
                                                          Division of
Corporation Finance
Comapany NameRF Acquisition Corp.
                                                          Office of Real Estate
& Construction
March 2, 2023 Page 2
cc:       Michael J. Blankenship
FirstName LastName